Exhibit 99.1

YS Biopharma Announces Unaudited Financial Results for the First Nine Months of Fiscal Year 2024

GAITHERSBURG, MD., April 19, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced its unaudited consolidated financial results for the first nine months of the fiscal year ended March 31, 2024.

Dr. David Shao, Director, President, and CEO of the Company, commented, “During the first nine months of fiscal year 2024, our topline continued to be impacted by the lingering effects of a finished product inventory shortage caused by the supply chain disruptions at our YSJA rabies vaccine manufacturing facilities. Importantly, in recent months, our operational enhancements have normalized vaccine production and improved our inventory situation. As a top rabies vaccine producer in China, we maintained our leadership position in the marketplace, with an estimated double-digit year-over-year growth in product sales during the fourth quarter of fiscal 2024. We also made steady progress on the pipeline front, with positive interim results from the ongoing Phase III clinical trial of our next-generation PIKA rabies vaccine, and our YS-HBV-002 immunotherapeutic vaccine has been granted clinical trial approval by the Philippine Food and Drug Administration.”

Dr. David Shao continued, “At the corporate level, since late 2023 we have embarked on a comprehensive series of initiatives aimed at fortifying our foundation for future growth. These include restructuring the Board of Directors and senior management team, as well as streamlining organizational reporting lines and decision-making processes. Additionally, we’ve implemented measures to enhance internal controls and governance. Starting in March 2024, we took further steps forward, including prioritizing our preclinical and clinical pipeline and optimizing human resources across all our subsidiaries in the U.S., China, and Singapore. We also implemented more effective cost controls in our manufacturing, sales, marketing, and general administrative functions. These initiatives are ongoing and will remain a focus through the end of fiscal 2025. We are confident these efforts will serve as pillars for our future growth. Looking ahead, we will continue to advance our product portfolio towards commercialization, focus on operational efficiencies, and leverage our refined inventory strategy and robust sales network to build sustainable shareholder value.”

Ms. Brenda Wu, CFO of the Company, added, “For the first nine months of our fiscal 2024, we recorded revenues of RMB438.1 million (US$61.9 million), primarily due to the lingering effects of supply chain disruptions affecting raw materials supply chains, manufacturing operations, and production output at our YSJA rabies vaccine production facilities. We recorded gross profit of RMB351.7 million (US$49.7 million) and expanded our gross margin by 3 percentage points to 80.3%. Our cash totaled RMB222.6 million (US$31.4 million) as of December 31, 2023. We remain committed to driving long-term shareholder value through strategic business enhancements and by capitalizing on emerging growth opportunities.”

Business Updates

YSJATM Rabies Vaccine

YS Biopharma’s marketed vaccine product, YSJATM rabies vaccine, was the first aluminum-free lyophilized rabies vaccine launched in China. Since the Company commenced production at its current GMP-compliant facilities in February 2020, and commercialization of the product in late 2020, market intake of the Company’s YSJA rabies vaccine has been consistent and strong. As of December 31, 2023, YS Biopharma maintained its leadership position as one of the top rabies vaccine producers in China, having sold more than 25.6 million doses of YSJATM rabies vaccines to approximately 1,746 Chinese Center(s) for Disease Control and Prevention (“CDC”) customers, which is over 60% of CDC customers in China since October 2020.

1

Clinical Pipeline

YS Biopharma continues to prioritize and advance its portfolio of innovative product candidates under various clinical development stages, including PIKA rabies vaccine, PIKA YS-ON-001, and PIKA YS-HBV-002.

PIKA Rabies Vaccine

●	On April 9, 2024, the Company announced positive interim results from the ongoing Phase III clinical trial of its next-generation PIKA Rabies Vaccine. The interim results indicate the PIKA Rabies Vaccine has met the primary endpoints of the trial and has the potential to achieve best-in-class accelerated protection and meet the WHO’s goal of a one-week rabies vaccine regimen to replace the conventional three- or four-week regimens.

PIKA YS-ON-001

●	PIKA YS-ON-001 is designed as an immunological therapeutical agent against cancers. The Company has completed the Phase I clinical trial of PIKA YS-ON-001 in China.

PIKA YS-HBV-002

●	On April 18, 2024, the Company announced that its YS-HBV-002, the second generation of immunotherapeutic vaccine, designed to treat patients suffering from chronic hepatitis B virus infection, was granted clinical trial approval by the Philippine Food and Drug Administration. In light of the approval, the Company is preparing to initiate a Phase I clinical trial for YS-HBV-002 in the Philippines, which is expected to begin in June 2024.

First Nine Months of Fiscal 2024 Financial Results

Total Revenues

Total revenues were RMB438.1 million (US$61.9 million) in the first nine months of fiscal 2024, compared to RMB581.2 million in the comparable period of fiscal 2023, a decrease of 24.6%. This was primarily due to the lingering effects of supply-chain disruptions affecting the Company’s manufacturing operations and production, which reduced batch approvals and doses available for sale; offset by the increases in product price by approximately RMB3.0 per dose.

Gross Profit

Gross profit was RMB351.7 million (US$49.7 million), an 80.3% gross margin, compared to RMB449.0 million, or a 77.3% gross margin, in the comparable period of fiscal 2023.

Selling and Marketing Expenses

Selling and marketing expenses in the first nine months of fiscal 2024 were RMB229.2 million (US$32.4 million), compared to RMB224.5 million in the comparable period of fiscal 2023. This was primarily attributable to an increase in promotional and marketing services fees as the Company continued to promote its YSJA rabies vaccine.

General and Administrative Expenses

General and administrative expenses in the first nine months of fiscal 2024 were RMB142.8 million (US$20.2 million), compared to RMB68.6 million in the comparable period of fiscal 2023. This change was primarily attributable to increases in provisions for inventory impairment and provisions for trade receivables.

2

Research and Development Expenses

Research and development expenses were RMB244.7 million (US$34.5 million) in the first nine months of fiscal 2024, compared to RMB221.8 million in the comparable period of fiscal 2023. The change was primarily driven by the increase in testing and clinical trial fees associated with the Company’s PIKA rabies vaccine and Hepatitis B vaccines.

Net Loss

Net loss for the first nine months of fiscal 2024 was RMB252.3 million (US$35.6 million), compared with RMB64.2 million in the comparable period of fiscal 2023.

Balance Sheet

As of December 31, 2023, the Company had cash of RMB222.6 million (US$31.4 million), compared with RMB370.4 million as of March 31, 2023.

Conference Call Information

The Company’s management will hold an earnings conference call on Friday, April 19, 2024 at 8:00 A.M. Eastern Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	1-888-346-8982
International:	1-412-902-4272
Mainland China Toll Free:	4001-201203
Canada Toll Free:	1-855-669-9657
Hong Kong:	852-301-84992

The replay will be accessible through April 26, 2024 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Access Code:	2468327

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investor.ysbiopharma.com/.

About YS Group

YS Group is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

3

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0827 to US$1.00, the exchange rate set forth in the central parity rate release of the People’s Bank of China on December 31, 2023.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of YS Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, YS Biopharma’s ability to source and retain talent, and the cash position of YS Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

YS Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Post-effective Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 23, 2024, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Alyssa Li
Director of Investor Relations
Email: ir@yishengbio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com

4

YS Biopharma Co., Ltd.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of December 31,
	2023	2023	2023
	RMB	RMB	US$

ASSETS
Current assets
Cash	370,108	222,614	31,431
Restricted cash	262	-	-
Accounts receivable, net	463,052	403,122	56,916
Advance to suppliers, net	6,763	12,086	1,706
Inventories, net	185,381	178,659	25,225
Prepaid expenses and other current assets	10,413	10,128	1,430
Total current assets	1,035,979	826,609	116,708

Non-current assets
Property, plant and equipment, net	571,756	560,405	79,123
Operating lease right-of-use assets, net	11,132	8,426	1,190
Deferred tax assets, net	1,906	10,165	1,435
Intangible assets, net	78,057	72,942	10,299
Other assets, non-current	20,924	31,884	4,502
Total non-current assets	683,775	683,822	96,549

Total assets	1,719,754	1,510,431	213,257

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and other borrowings - current	193,737	423,880	59,847
Accounts payable	80,439	77,541	10,948
Accrued expenses and other liabilities	377,537	374,102	52,820
Operating lease liabilities - current	4,754	5,102	720
Deferred government grants - current	2,296	2,226	314
Total current liabilities	658,763	882,851	124,649

Non-current liabilities
Bank loans and other borrowings – non-current	293,791	125,067	17,658
Operating lease liabilities - non-current	6,349	4,042	571
Deferred government grants - non-current	23,607	21,627	3,053
Warrants liability	8,792	2,334	330
Total non-current liabilities	332,539	153,070	21,612

Total liabilities	991,302	1,035,921	146,261

Shareholders’ equity
Ordinary shares	12	12	2
Additional paid-in capital	2,656,891	2,656,891	375,124
Accumulated deficit	(1,874,039)	(2,126,332)	(300,215)
Accumulated other comprehensive loss	(54,412)	(56,061)	(7,915)
Total shareholders’ equity	728,452	474,510	66,996

Total liabilities and shareholders’ equity	1,719,754	1,510,431	213,257

5

YS Biopharma Co., Ltd.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the nine months ended December 31,
	2022	2023	2023
	RMB	RMB	US$

Revenues	581,184	438,069	61,851
Cost of revenues	132,226	86,374	12,195
Gross profit	448,958	351,695	49,656

Operating expenses:
Selling and marketing	224,467	229,180	32,358
General and administrative	68,647	142,775	20,158
Research and development	221,798	244,665	34,544
Total operating expenses	514,912	616,620	87,060

Loss from operations	(65,954)	(264,925)	(37,404)

Other income (expenses):
Late fees for social security insurance	(565)	(560)	(79)
Government grants	25,497	19,141	2,703
Interest income	917	1,965	277
Interest expense	(22,661)	(23,072)	(3,258)
Fair value changes of warrant liability	-	6,628	936
Other income, net	287	270	38
Total other expense, net	3,475	4,372	617

Loss before income taxes	(62,479)	(260,553)	(36,787)
Income tax (benefit) expense	(1,731)	8,260	1,166

Net loss	(64,210)	(252,293)	(35,622)
Accretion to redemption value of convertible redeemable preferred shares	(108,296)	-	-

Net loss attributable to YS Group	(172,506)	(252,293)	(35,622)

Net loss	(64,210)	(252,293)	(35,622)
Other comprehensive loss: foreign currency translation adjustment	(144,542)	(1,649)	(233)
Total comprehensive loss	(208,752)	(253,942)	(35,855)

Weighted average number of ordinary shares outstanding:
– Basic and Diluted	61,785,466	93,058,197	NA
Loss per share:
– Basic and Diluted	(1.04)	(2.71)	NA

6